Exhibit 99.1

Liquid Media Group Ltd. Receives Additional Deficiency Notice from Nasdaq

VANCOUVER , BC, CANADA, April 7, 2023 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (Nasdaq: YVR) ("Company") announced today that on April 3, 2023, the Nasdaq Listing Qualifications Staff notified the Company that the Company’s failure to timely file the Form 20-F for the year ended November 30, 2022 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”), in contravention of Nasdaq Listing Rule 5250(c)(1) (the “Filing Rule”), could serve as an additional basis for the delisting of the Company’s securities from Nasdaq. The Company intends to present its plan to file the Form 20-F and thereby evidence compliance with the Filing Rule – as well as its plan to satisfy Nasdaq’s bid price requirement – at the Company’s upcoming hearing before the Nasdaq Hearings Panel (the “Panel”).

Under the Filing Rule, an issuer that receives a delist determination for non-compliance with the Filing Rule can request an appeal to a Hearings Panel, pursuant to the procedures set forth in the Listing Rule 5800 Series. A request for a hearing regarding a delinquent filing will submit – in addition to the hearing request – a request for a further stay of any suspension action pending the ultimate conclusion of the hearing process. The Company plans to timely submit the request for a further stay prior to the hearing before the Panel.

The Company is working on the Form 20-F and plans to file the periodic report with the SEC as soon as practicable.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.